Exhibit 99.18

BOOKHAM LAUNCHES 10GBIT/S INP MZ MODULATOR PACKAGED WITH HIGH POWER CW LASER AT OFC 2004

Oxfordshire, UK, 26 February 2004 – Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) will launch at this month’s Optical Fiber Communication (OFC) 2004 Exposition in Los Angeles an integrated 10Gbit/s InP MZ (Mach-Zehnder) modulator packaged with a high power CW laser.

Officially called the LMC10NEH, the Indium-Phosphide-based device allows 10G transmissions to be sent over 100km without dispersion compensation. Although this functionality has been available in a larger device for several years, Bookham has now shrunk the unit size by 60%. It now measures just 30x12.7x8.1mm.

The LMC10NEH has just completed full Telcordia Qualification and has been shipping in volume from its production line, which has a record of large-scale MZ manufacture. The laser modulator is part of a large family of products called Compact MZ. Bookham will be displaying the new device as part of its Virtual Live Demo on the company’s stand at OFC.

Adam Price, Bookham’s Product Line Manager for the InP MZ portfolio, commented, “The development is taking what we already offer but making it much smaller. In this industry, people care about the size of the components. Density really does add value.”

“The nearest competition to the Compact MZ in terms of size would be an EA (electro absorption) modulator but that offers significantly lower performance in terms of reach, optical power and extinction ratio. And the competition in terms of performance would be a LiNbO3 modulator, which can transmit distance but those solutions are typically much larger especially when coupled to a CW laser.”

A typical directly modulated 14-pin laser has seven pins on each side but the Compact MZ has its pins located only on one side to increase potential density of devices on a board and facilitate attachment to a heatsink. “We call this design a half-wing butterfly,” says Price.

“Overall we have reduced the length of the optical train and this size reduction is the result of a novel co-packaging technique, resulting in a package no bigger than a typical directly modulated laser.”

Key target applications for the Compact MZ are within high performance regional metro systems. A number of Tier 1 system manufacturers are already buying volume quantities of the LMC10NEH.

“The regional metro marketplace had for some time been based on 2.5Gb/s traffic but what network manufacturers are now doing is increasing capacity by overlaying 10Gb/s transmissions on these links that are typically up to 120km long.

“With the trends we are seeing in the market regarding shifts towards pluggable smaller footprint optics such as XFP, the company believes that InP MZ development could be a key enabling technology in the future to smaller high performance optics,” says Price.

Ends.

For further information, please contact:

Sharon Ostaszewska	or	Brian Dolby/Helen Lyman Smith
Bookham Technology		GBCS Public Relations
Tel: +44 (0)1235 837612		Tel: +44 (0) 115 950 8399
sharon.ostaszewska@bookham.com		brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1650 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.